UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
United Kingdom
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resourcing the future
BHP Billiton Plc Shareholder Pack 2013
Please note that this notification is not a summary of the proposals contained in the Notice of Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Notice of Meeting in full before taking a decision.
Notification of Availability of BHP Billiton’s Annual Report Documentation 2013
BHP Billiton’s 2013 Annual Report, Summary Review, Sustainability Report and Notice of Annual General Meeting are now available online at www.bhpbilliton.com
You will only receive these documents by post if you have specifically requested them, otherwise under the UK Companies Act, you are deemed to have agreed to view these documents online. For ease of voting, however, we have enclosed a personalised proxy form for all shareholders.
Should you wish at any time to resume receiving shareholder communications by post, free of charge, please write to our Registrar at the address given on the inside back cover.
Vote online
You can also vote online via www.bhpbilliton.com or use the BHP Billiton Plc mobile voting service for smartphones. Please see enclosed instructions for more details. If you hold shares through CREST you may appoint a proxy or proxies via the CREST electronic appointment service. Full details of how to lodge a proxy are attached. To be counted, proxies must be received by 11.00am (London time) on Tuesday, 22 October 2013.
169717_01HS0K

All correspondence to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
Telephone: +44 844 472 7001
Facsimile: +44 870 703 6322
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, London, on Thursday, 24 October 2013 at 11.00am. Shareholders who are unable to attend the meeting, or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you have.
Please return your completed question form to our Share Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or by facsimile to +44 870 703 6322 by Thursday, 17 October 2013. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Share Registrar at web.queries@computershare.co.uk.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.
We will endeavour to address the more frequently raised questions during the course of the AGM. The most frequently asked questions, together with answers, will be made available at www.bhpbilliton.com.
Question(s):
Please mark X if it is a question directed to the auditor
1 2 3 4 5
Thank you for your time.
B H P B
Registered in England and Wales, Number 3196209

BHP Billiton Plc
Registered in England and Wales
Number 3196209
Proxy Form
All correspondence to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
Telephone: +44 844 472 7001
Facsimile: +44 870 703 6322
LODGEMENT OF YOUR PROXY
This proxy form must be received by 11.00am (London time) on Tuesday, 22 October 2013
Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).
Appointment of additional proxies
You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton. The key management personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) will not be able to vote as your proxy on Items 7, 8 and 9 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8 and 9 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8 and 9 by marking the appropriate boxes on the proxy form.
CREST electronic proxy appointment service
To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in the Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Signing instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.
Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the front of this form.
Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.
Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, then follow the instructions. You can also use the BHP Billiton Plc mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.
Any questions?
Telephone: +44 844 472 7001 if you have any questions on how to complete this proxy form or to obtain additional forms.
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com
www.eproxyappointment.com
Control Number: 911968
BY SMARTPHONE
Scan QR Code
BY MAIL
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
United Kingdom
IN PERSON
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
United Kingdom
B H P B
169717_01HS0K

bhpbilliton

resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark box with an 'X') **OR** ☐ the name of the person (or body corporate) you are appointing, if **someone other than** the Chairman of the Meeting. ☐ Number of shares being voted or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 24 October 2013 at 11.00am and at any adjournment thereof.

☐ Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

IMPORTANT NOTE:

The Chairman of the Meeting intends to vote undirected proxies in the manner set out beside each item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below.

Please Note: To fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy

Please mark X (within the box) to indicate your directions

			For	Against	Vote Withheld
For	1	To receive the 2013 Financial Statements and Reports for BHP Billiton	☐	☐	☐
For	2	To appoint KPMG LLP as the auditor of BHP Billiton Plc	☐	☐	☐
For	3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	☐	☐	☐
For	4	To renew the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
For	5	To approve the authority to issue shares in BHP Billiton Plc for cash	☐	☐	☐
For	6	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
For	7	To approve the 2013 Remuneration Report	☐	☐	☐
For	8	To adopt new Long Term Incentive Plan Rules	☐	☐	☐
For	9	To approve grants to Andrew Mackenzie	☐	☐	☐
For	10	To elect Andrew Mackenzie as a Director of BHP Billiton	☐	☐	☐
For	11	To re-elect Malcolm Broomhead as a Director of BHP Billiton	☐	☐	☐
For	12	To re-elect Sir John Buchanan as a Director of BHP Billiton	☐	☐	☐
For	13	To re-elect Carlos Cordeiro as a Director of BHP Billiton	☐	☐	☐
For	14	To re-elect David Crawford as a Director of BHP Billiton	☐	☐	☐
For	15	To re-elect Pat Davies as a Director of BHP Billiton	☐	☐	☐
For	16	To re-elect Carolyn Hewson as a Director of BHP Billiton	☐	☐	☐
For	17	To re-elect Lindsay Maxsted as a Director of BHP Billiton	☐	☐	☐
For	18	To re-elect Wayne Murdy as a Director of BHP Billiton	☐	☐	☐
For	19	To re-elect Keith Rumble as a Director of BHP Billiton	☐	☐	☐
For	20	To re-elect John Schubert as a Director of BHP Billiton	☐	☐	☐
For	21	To re-elect Shriti Vadera as a Director of BHP Billiton	☐	☐	☐
For	22	To re-elect Jac Nasser as a Director of BHP Billiton	☐	☐	☐
Against	23	To elect Ian Dunlop as a Director of BHP Billiton (this candidate is **not** endorsed by the Board)	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name ____________ ____________ Contact Daytime Telephone ____________ Date / /

BHPB CCS0013 001CSP0132 169717_01HS0K

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.